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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 20225 Estimated average burden hours per response. . . . . . .2.50

FORM 12b-25	SEC FILE NUMBER 001-40432

NOTIFICATION OF LATE FILING	CUSIP NUMBER 89904V 101

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: October 1, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tuesday Morning Corporation
Full Name of Registrant

Former Name if Applicable

6250 LBJ Freeway
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tuesday Morning Corporation (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal year ended October 1, 2022 (the “Quarterly Report”) by the November 10, 2022 filing date.

As described in Note 12 (Subsequent Events) to the Company’s Annual Report on Form 10-K for the year ended July 2, 2022 (the “Form 10-K”), the Company entered into an Amended and Restated Note Purchase Agreement and issued $35 million in aggregate principal amount of convertible debt securities (the “Convertible Debt”) in a financing transaction that closed on September 20, 2022. The Convertible Debt is convertible into shares of the Company’s common stock at a conversion price of $0.077 per share. The Convertible Debt is subject to customary anti-dilution adjustments for structural events, such as splits, distributions, dividends or combinations, and customary anti-dilution protections with respect to issuances of equity securities at a price below the applicable conversion price of the Convertible Debt. A portion of the Convertible Debt issued in the financing transaction was immediately convertible for up to 90 million shares of the Company's common stock. On September 21, 2022, TASCR Ventures, LLC, the principal purchaser of the Convertible Debt, elected to immediately convert a portion of the Convertible Debt into 90 million shares of the Company's common stock, and through such conversion on September 22, 2022, acquired ownership of a majority of the Company's outstanding common stock.

In order to finalize the Company’s accounting for the Quarterly Report in accordance with generally accepted accounting principles, the Company is required to complete a detailed technical analysis of the Convertible Debt and a valuation of the embedded derivatives in the Convertible Debt as of the September 20, 2022 issuance, the September 22, 2022 conversion date and the October 1, 2022 end of the fiscal quarter. While the Company has worked diligently on this valuation, the Company requires additional time to complete the valuation of the embedded derivatives and finalize its financial statements and related information included in the Quarterly Report.

The Company intends to file the Quarterly Report as soon as practicable within the extension period of 5 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Odette Benico	972	387-3562
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company’s results for the fiscal quarter ended October 1, 2022 will reflect significant changes from the prior year fiscal quarter ended September 30, 2021. In the fiscal quarter ended September 30, 2021, the Company reported a net loss of $14.6 million. The Company currently expects to report a net loss of approximately $28.4 million for the fiscal quarter ended October 1, 2022. The projected increase in the net loss is primarily driven by an anticipated a reduction in sales of approximately $19.1 and a reduction in gross margin of approximately $15.8 million. The reduced sales are primary the result of a reduction in transactions, partially offset by an increase in average ticket due to incremental inflationary pressures. The anticipated reduction in gross margin as a percentage of sales is primarily the result of higher supply chain and transportation costs recognized in the quarter ended October 1, 2022. These anticipated results are based on management’s current estimates and are still under review and subject to change. The Company currently expects to finalize and announce operating results for the fiscal quarter ended October 1, 2022 on or about November 15, 2022.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are based on management’s current expectations, estimates and projections. Forward-looking statements include statements regarding the anticipated timing of announcement of the Company’s financial results for fiscal quarter ended October 1, 2022 and the Company’s expectations with respect to its results of operations for the fiscal quarter ended October 1, 2022. The forward-looking statements in this press release are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

These risks and uncertainties include, but are not limited to, the following: any further adjustments to the Company’s financial statements as such financial statements are finalized; and the other risks and uncertainties more fully described in Item 1A “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended July 2, 2022. Except as may be required by law, the Company disclaims obligations to update any forward-looking statements to reflect events and circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

Tuesday Morning Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2022	By:	/s/ Odette Benico
Odette Benico
Vice President and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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